Laura E. Flores

Direct Phone: +1.202.373.6101

laura.flores@bingham.com

May 1, 2013

BY EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Alison White

Re:     Penn Series Funds, Inc. - Post-Effective Amendment No. 70 to the Registration Statement on Form N-1A; File Nos. 2-77284 and 811-03459

Dear Ms. White:

This letter responds to comments conveyed to us by telephone on March 18, 2013 relating to the Penn Series Funds, Inc. (the “Registrant”) Post-Effective Amendment No. 70, as filed on March 1, 2013, for the purpose of revising the principal investment strategies of the Large Cap Growth Fund, Mid Core Value Fund, and Small Cap Growth Fund, each a separate series of the Registrant (each, a “Fund” and collectively, the “Funds”). For ease of reference, we have set forth below each of your comments followed by the Registrant’s response to the comment. Unless otherwise noted, capitalized terms have the same meaning as contained in the prospectus (“Prospectus”) and Statement of Additional Information (“SAI”) included in the Registrant’s registration statement.

1.	Comment. For the Mid Core Value Fund, please disclose in the Fund’s “Principal Investment Strategy” section that the Fund may invest in other investment companies and include corresponding risk disclosure under “Principal Risks of Investing.”

Response. We respectfully decline to include the requested disclosure because the Registrant has confirmed that the Mid Core Value Fund does not currently invest a significant portion of its assets in other investment companies and, thus, does not consider such investments to be a principal investment strategy or present a principal risk of the Fund. At such time as the Fund invests in other investment companies to a significant extent (e.g., greater than 5% of the Fund’s assets), the Fund will disclose such investments as appropriate.

2.	Comment. Under “Management - Sub-Advisers,” for MFS and American Century, please state the portfolio managers’ business experience during the past five years.

Response. We have revised the disclosure accordingly.

3.	Comment. Please correct the Penn Mutual website address referenced under “Portfolio Holdings Information” in the SAI.

Ms. Alison White

May 1, 2013

Response. We have corrected the website address as requested.

4.	Comment. Under “Portfolio Managers,” please specify the benchmarks used, if any, by Cohen & Steers and WellsCap for purposes of determining portfolio manager compensation.

Response. We have revised the compensation disclosure for Cohen & Steers and WellsCap to reference the specific benchmark used for purposes of determining compensation as requested.

5.	Comment. Please file the final sub-advisory agreements with the Registrant’s next registration statement.

Response. Copies of the final sub-advisory agreements will be filed with the Registrant’s next registration statement.

6.	Comment. For Item 30 in Registrant’s Part C, please include the indemnification language required by Item 510 of Regulation S-K.

Response. We have revised the response to Item 30 accordingly

7.	Comment. For any of the portfolios that engage in total return swaps, please note that when a portfolio engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the portfolio(s) operate(s).

Response. The Registrant has confirmed that to the extent a Fund engages in total return swaps, it or the Sub-Adviser, as applicable, will set aside an appropriate amount of segregated assets in accordance with Investment Company Act Release No. 10666 and related SEC and staff guidance.

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I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) the SEC’s or SEC staff’s comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any

Ms. Alison White

May 1, 2013

action with respect to the registration statement; (iii) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iv) the Registrant may not assert the SEC’s or the SEC staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me 202.373.6101 or Chris Menconi at 202.373.6173.

Sincerely yours,

/s/ Laura E. Flores
Laura E. Flores

cc:	Christopher D. Menconi, Esq.
K. Michael Carlton, Esq.